Exhibit 6.3

CONSULTANCY AGREEMENT

This Consultancy Agreement (the "Agreement") is made this 7th day of July 2020, by Don Harmer as authorized representative of GRASS QOZF, INC. (the "Company"), a Corporation organized and existing under the laws of the State of Nevada, and Capital2Market Consulting, LLC ("Consultant") a Virginia limited liability company.

WHEREAS, the Company desires that the Consultant provide advice and assistance to the Company in advising, consulting and introducing service providers with the goal of positioning to eventually attempt to secure financing sources for the completion of the project currently known as Regulation A+ offering, (the "Project"); and

WHEREAS, the Consultant desires to provide such advice and assistance to the Company under the terms and conditions of this Agreement;

NOW, THEREFORE, the Company and the Consultant hereby agree as follows:

1. Consulting Services

(a)   Subject to the terms and conditions of this Agreement, the Company hereby retains Consultant as a consultant and technical advisors to perform the consulting services specifically set out in Exhibit A attached to this Agreement and made a part hereof (hereafter referred to as the "Services"), as said Exhibit may be amended in writing from time to time, and Consultant agrees, subject to the terms and conditions of this Agreement, to render such Services during the term of this Agreement. Consultant shall render services hereunder at such times and places as shall be mutually agreed by Company and Consultant.

(b)   It is understood that the purpose of the Services is to provide advice relevant to certain project (or company) financing and strategic development matters, and that neither Consultant nor Company will benefit if Consultant provides inaccurate advice or commentary based on insufficient information. To that end, Company shall provide Consultant, in advance of meetings, with accurate, unbiased and sufficient information for Consultant to review the subject matter thereof, and shall promptly provide further information that Consultant reasonably deems relevant to forming any pertinent conclusions relevant to the matter for discussion. It is expressly understood that Consultant has no fiduciary obligation to Company, but instead a contractual one described by the terms of this Agreement; that Consultant's role is to provide independent advice; and that service as a Consultant does not require Consultant to be an advocate for Company or its products in any forum, public or private. Company expressly agrees that under no circumstances will this role be compromised or inaccurately represented.

2.    Compensation and reimbursement.

As compensation for the Services, Company shall pay to Consultant the amounts identified in Exhibit B. At closing of any financing transaction of either equity, debt, joint venture or other financial structure, a placement agreement with Strategic Capital Investments, LLC must be executed with the registered representative. In addition, the Company shall reimburse Consultant for reasonable travel and other expenses Consultant incurs in connection with performing the Services. To obtain reimbursement, Consultant shall submit to Company an invoice describing services rendered and expenses incurred under this Agreement. Company shall provide any documentation requirements and any travel policy restrictions to consultant in writing in advance, or be foreclosed from relying on such requirements and restrictions to deny reimbursement. Company shall pay to Consultant invoiced amounts within thirty (30) days after the date of invoice. Company will accommodate Consultant's request to arrange, at Company's expense, for all of Consultant's travel and accommodations in connection with such meetings. Any reasonable expense related to the presentation of the project to potential financing sources which would be expected to exceed $250 will be pre-approved by the Company.

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3.    Continuation of this Agreement

It is the case that the Services may extend to projects beyond the initial engagement for the Project and as a result, the Consultant will be granted by the Company, a right of first refusal for services on an ongoing basis on terms identical to those outlined in this Agreement. Termination of this Agreement shall not terminate this right of first refusal.

4.    Independent contractor status.

The parties agree that this Agreement creates an independent contractor relationship, not an employment relationship. The Consultant acknowledges and agrees that the Company will not provide the Consultant with any employee benefits, including without limitation any employee stock purchase plan, social security, unemployment, medical, or pension payments, and that income tax withholding is Consultant's responsibility. In addition, the parties acknowledge that neither party has, or shall be deemed to have, the authority to bind the other party.

5.    Indemnification

Notwithstanding any other term of this Agreement, Company shall indemnify, defend and hold harmless Consultant and its contractors, affiliates, current or future directors, members, managers, Officers, employees and agents and their respective successors, heirs and assigns (the "Indemnitees"), against any claim, liability, cost, damage, deficiency, loss, expense or obligation of any kind or nature (including without limitation reasonable attorneys' fees and other costs and expenses of litigation) incurred by or imposed upon the Indemnitees or any one of them in connection with any claims, suits, actions, demands or judgments arising out of this Agreement or the Services (including, but not limited to, actions in the form of tort, warranty, or strict liability). This provision shall survive any termination or expiration of this Agreement.

6. Confidential Information

(a)     The parties acknowledge that in connection with Consultant's Services, the Company may disclose to Consultant confidential and proprietary information and trade secrets of the Company, and that Consultant may also create such information within the scope and in the course of performing the Services (hereinafter, subject to the exceptions below, "Company Confidential Information"). Such information may take the form of, for example: data concerning scientific discoveries made by the Company; the Company's know-how; the Company's strategies and processes; the Company's marketing plans; the Company's past, present and future business plans; the Company's strategy for or status of regulatory approval; or the Company's forecasts of sales and sales data. Notwithstanding the above, the Company acknowledges and agrees that none of the information described in this Paragraph 6 (except Confidential Information created by Consultant) will be considered Company Confidential Information for purposes of this Agreement, unless the information is disclosed to Consultant by the Company in writing and is clearly marked as confidential, or, where verbally disclosed to Consultant by the Company, is followed within thirty (30) days of such verbal disclosure by a writing from the Company confirming such disclosure and indicating that such disclosure is confidential.

(b)     Subject to the terms and conditions of this Agreement, Consultant hereby agrees that during the term of this Agreement and for a period of two (2) years thereafter: (i) Consultant shall not publicly divulge, disseminate, publish or otherwise disclose any Company Confidential Information without the Company's prior written consent, which consent shall not be unreasonably withheld; and (ii) Consultant shall not use any such Company Confidential Information for any purposes other than consultation with the Company. Notwithstanding the above, the Company and Consultant acknowledge and agree that the obligations set out in this Paragraph 6 shall not apply to any portion of Company Confidential Information which:

(i)       was at the time of disclosure to Consultant part of the public domain by publication or otherwise; or

(ii)      became part of the public domain after disclosure to Consultant by publication or otherwise, except by breach of this Agreement; or

(iii)     was already properly and lawfully in Consultant's possession at the time it was received from the Company, of

(iv)     was or is lawfully received by Consultant from a third party who was under no obligation of confidentiality with respect thereto; or

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(v)     was or is independently developed by Consultant without reference to Company Confidential Information;

(vi)    is required to be disclosed by law, regulation or judicial or administrative process; or

(c)   Notwithstanding any other term of this Agreement, the Company agrees that it shall not disclose to Consultant any information which is Company Confidential Information: (i) except to the extent necessary for Consultant to fulfill Consultant's obligations to the Company under this Agreement; or (ii) unless Consultant has agreed in writing to accept such disclosure. All other information and communications between the Company and Consultant shall be deemed to be provided to Consultant by the Company on a non-confidential basis. The Company also agrees that Consultant may share the terms of this agreement on a confidential basis with its employers, legal and financial advisors, insurers and other third parties who have a legitimate need to know about them, and that Consultant may disclose the existence and general nature of his consulting arrangement with the Company with his colleagues and co-workers, and his collaborators, The Company further agrees that Consultant shall not be liable to the Company or to any third party claiming by or through the Company for any unauthorized disclosure or use of Company Confidential Information which occurs despite Consultant's compliance with Consultant's obligations under this Agreement.

(d)   Upon termination of the Agreement, or any other termination of Consultant's services for the Company, all records, drawings, notebooks and other documents pertaining to any Confidential Information of the Company, whether prepared by Consultant or others, and all copies of any documents, shall be returned to the Company, except Consultant may keep one copy of all documents for his or her files (which copy shall be subject to the confidentiality and non-use requirements set out in this Agreement).

7. Term

(a)   This Agreement may be terminated by either party, with or without cause, upon ten (10) days prior written notice to the other; provided that if Consultant terminates this Agreement, Consultant shall, in accordance with the terms and conditions hereof, nevertheless wind up in an orderly fashion assignments for the Company which Consultant began prior to the date of notice of termination hereunder.

(b)   Upon termination of this Agreement for any reason, Consultant shall be entitled to receive such compensation and reimbursement, if any, accrued under the terms of this Agreement, but unpaid, as of the date Consultant ceases work under this Agreement. This reimbursement will include any unreimbursed travel or other expenses. In addition, Consultant shall be reimbursed for any non-cancellable obligations, any cancellation penalties, and, unless Consultant terminates the agreement without cause, any expenditures reasonably made in order to perform the Services that Were to occur had cancellation not occurred.

8. Other Agreements

(a)   Company shall not use Consultant's name or depiction, or the name, logos, trademarks, or depictions of Consultant, or any officer, director, member, manager or employee of Consultant, or any adaptation thereof, in any promotional, advertising or marketing literature, or in any other way without the prior written consent of Consultant.

(b)   No alteration or modification of this Agreement, including the Exhibits hereto, shall be valid unless made in writing and executed by Consultant and the Company.

(c)   The Consultant and Company mutually represent that to the best of their knowledge neither currently has any agreement with, or any other obligation to, any third party that conflicts with the terms of this Agreement. The parties agree that they shall not intentionally and knowingly enter into any such agreement.

(d)   The Company agrees that, in the event the Consultant provides an introduction to a funding source which ultimately closes a financing or equity placement or other financial construct with the Company, the fees due per Exhibit B will be fully payable notwithstanding any termination of this agreement. This provision will remain applicable for a period of 36 months from the execution of this Agreement.

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(d) The laws of the Commonwealth of Virginia shall govern this Agreement.

(e)   Any notice or other communication by one party to the other hereunder shall be in writing and shall be given, and be deemed to have been given, if either hand delivered or mailed, postage prepaid, certified mail (return receipt requested), or transmitted by facsimile, addressed as follows:

If to Consultant:

Capital2Market Consulting, LLC

7315 Three Chopt Rd.
Richmond VA 23226

If to the Company:

GRASS QOZF, INC.

204 West Spear Street #3861

Carson City, NV 89703

(f)    The parties acknowledge that the Services are personal in nature, and that from Consultant's perspective the specific identity of the Company, including its leadership, corporate culture, and reputation, is material to Consultant's choice to enter into this Agreement.

Therefore the parties expressly agree that no party may assign this Agreement without the written consent of the other.

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IN WITNESS WHEREOF, the parties have executed this Agreement on the dates indicated below.

Capital2Market Consulting, LLC

By: /s/ Victor MacLaughlin:

        Victor MacLaughlin, Consultant

GRASS QOZF, INC.

By: /s/ Don Harmer

       Don Harmer, Director

Date: 7/2/2020

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Exhibit A – Description of Consulting Activities

Nature of Services:

Capital2Market Consulting will be contracting outside services providers to assist with these processes.

1)	5110 uploading and qualification with FINRA through its Public Offering System (POS)
2)	Legal Review
3)	Due Diligence process and report to determine the suitability and qualification of information provided to investors via Regulation A+

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Exhibit B – Compensation

As consideration for activities under this Agreement, with regard to the services for diligence for the project the Company agrees that compensation is due at execution of the Agreement.

Diligence fee: $15,000

5110 Fee: $7,500

Pay to: Capital2Market Consulting, LLC

Account Number: xxxxxxxxxx

Wire Routing Number: xxxxxxxxx

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